UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

NuRx Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock - $0.001 par value
(Title of Class of Securities)
67059Q200
(CUSIP Number)
Emanuel Kunz
Bahnhofstrasse 10, P.O. Box 324
CH-6301, Zug, Switzerland
+41 41 727 10 40
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 11, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	67059Q200

1	NAMES OF REPORTING PERSONS Dyva Holding Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,832,876 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,832,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,832,876 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

CUSIP No.	67059Q200

1	NAMES OF REPORTING PERSONS Swiss Citrus Holding Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,832,876 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,832,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,832,876 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

CUSIP No.	67059Q200

1	NAMES OF REPORTING PERSONS IPG Verwaltung und Beteiligung Eins GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,832,876 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,832,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,832,876 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IV
(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

CUSIP No.	67059Q200

1	NAMES OF REPORTING PERSONS René Müller

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,832,876 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,832,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,832,876 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

CUSIP No.	67059Q200

1	NAMES OF REPORTING PERSONS Jörg Richard Lemberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

BK

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Germany

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,832,876 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

10,832,876 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,832,876 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Under applicable SEC rules, the Reporting Persons are deemed to be acting as a group. The group formed thereby is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.

CUSIP No.	67059Q200
Item 1. Security and Issuer.
This Schedule 13D relates to shares of common stock, par value $0.001 per share (“Common Stock”), of NuRx Pharmaceuticals, Inc., a Nevada corporation (“NuRx”). The principal executive offices of NuRx are presently located at 18 Technology Drive, Irvine, California 92618.
Item 2. Identity and Background.
This Schedule 13D is being filed by Dyva Holding Ltd, Swiss Citrus Holding Ltd, IPG Verwaltung und Beteiligung Eins GmbH, René Müller, and Jörg Richard Lemberg (collectively referred to as the “Reporting Persons”).
(a)	Name: Dyva Holding Ltd (“Dyva”)
(b)	Address: Enetriederstrasse 22, CH-6060, Sarnen, Switzerland
(c)(f)	Principal business: Investment company organized under the laws of Switzerland; formed to invest in NuRx
Business address: c/o DYVA Management Ltd., Bahnhofstrasse 10, P.O. Box 324, CH-6301, Zug, Switzerland
Owned by: Swiss Citrus Holding Ltd (50%) and IPG Verwaltung und Beteiligung Eins GmbH (50%)
Executive Officers: Jörg Richard Lemberg, René Müller, Beat Haering and Emanuel Kunz
Directors: Jörg Richard Lemberg (Chairman), René Müller (Vice Chairman), Beat Haering and Emanuel Kunz

(a)	Name: Swiss Citrus Holding Ltd
(b)	Address: Gartenstrasse 4, CH-6301, Zug, Switzerland
(c)(f)	Principal business: Investment company organized under the laws of Switzerland
Business address: Gartenstrasse 4, CH-6301, Zug, Switzerland
Owned by: Myriam J. Müller (84.2%) and René Müller (15.8%). Myriam Müller is the spouse of René Müller.
Sole Executive Officer and Director: René Müller

(a)	Name: IPG Verwaltung und Beteiligung Eins GmbH
(b)	Address: Ahornweg 12, D-50374, Erfstadt, Germany
(c)(f)	Principal business: Investment company organized under the laws of Germany
Business address: Ahornweg 12, D-50374, Erfstadt, Germany
Owned by: JRL Verwaltung GmbH & Co.KG (100%), which is wholly owned by Jörg Richard Lemberg
Sole Executive Officer and Director: Jörg Richard Lemberg

(a)(f)	Name: René Müller, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Chief Executive Officer, Fortune Services Ltd, a management company providing services to fund management companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

(a)(f)	Name: Jörg Richard Lemberg, a German citizen
(b)	Address: Ahornweg 12, D-50374, Erfstadt, Germany
(c)	Principal occupation: Managing Director, IPG Verwaltung und Beteiligung Eins GmbH
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
Information regarding the executive officers and directors of Dyva, other than those persons who are Reporting Persons, is set forth below:
(a)(f)	Name: Beat Haering, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Chief Financial Officer, Fortune Services Ltd, a management company providing services to fund management companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland

CUSIP No.	67059Q200
(a)(f)	Name: Emanuel Kunz, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: General Counsel, Fortune Services Ltd, a management company providing services to fund management companies in the private equity industry
Business address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
Information regarding the owner of Swiss Citrus Holding Ltd, other than René Müller who is a Reporting Person, is set forth below:
(a)(f)	Name: Myriam J. Müller, a Swiss citizen
(b)	Address: Bahnhofstrasse 10, PO Box 324, CH-6301, Zug, Switzerland
(c)	Principal occupation: Not applicable

(d)(e)	During the last five years, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of Myriam J. Müller, Beat Haering or Emanuel Kunz, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
Dyva financed the acquisition of the 10,832,876 shares of Common Stock (“Shares”) through a loan in the amount of 833,298 Euros from Sparkasse KölnBonn, a German bank, at an interest rate of 10.25%, which matures 180 days from March 30, 2009. As security for its obligations under the loan, Dyva pledged its interest in the Shares in favor of Sparkasse KölnBonn pursuant to a pledge agreement governed by the laws of the Federal Republic of Germany. Among other things, the pledge agreement provides Sparkasse KölnBonn with the right to deliver a notice of default in the event Dyva fails to fulfill its obligations under the loan. Thereafter, Dyva has 30 days to remedy the default. If Dyva fails to do so prior to the expiration of the 30-day cure period, Sparkasse KölnBonn would acquire the right to foreclose on the pledge. Prior to expiration of the 30-day cure period, Sparkasse KölnBonn has no rights in respect of the Shares.
Item 4. Purpose of Transaction.
On May 11, 2009, Dyva acquired the Shares in a private transaction. Dyva paid 833,298 Euros in consideration for the Shares.
The purpose of the acquisition of the Shares by the Reporting Persons is for investment, and the acquisition of the Shares by the Reporting Persons was made in the ordinary course of business and was not made for the purpose of acquiring control of NuRx. Although the acquisition of the Shares by the Reporting Persons is for investment purposes, the Reporting Persons may in the future pursue discussions with management or other shareholders in an effort to maximize long-term value for shareholders. Also, the Reporting Persons may at times hold discussions with management in order to ensure that the interests of current shareholders are protected.
None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of the Schedule 13D. However, each of the Reporting Persons intends to continuously review his or its investment in NuRx, and may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of changing or influencing control of NuRx, or that relate to or would result in any of the other events enumerated in Item 4 of Schedule 13D. Each of the Reporting Persons may make further purchases of shares of Common Stock of NuRx from time to time and may dispose of any or all of the Shares held by him or it at any time.
Item 5. Interest in Securities of the Issuer
The following information is based on 28,444,234 shares of Common Stock of NuRx outstanding on May 11, 2009, as set forth in NuRx’s quarterly report on Form 10-Q filed with the SEC on May 14, 2009.
(a)(b) Dyva shares the power to vote and to dispose of the Shares with the other Reporting Persons. The Reporting Persons may be deemed to beneficially own shares of Common Stock, as follows:

	Number of		Ownership
Name	Shares		Percentage
Dyva Holding Ltd	10,832,876	(1)	38.1%
Swiss Citrus Holding Ltd	10,832,876	(1)	38.1%
IPG Verwaltung und Beteiligung Eins GmbH	10,832,876	(1)	38.1%
Jörg Richard Lemberg	10,832,876	(1)	38.1%
René Müller	10,832,876	(1)	38.1%

CUSIP No.	67059Q200

(1)	The Reporting Persons are deemed to be acting as a group. The group is deemed to own beneficially an aggregate of 10,832,876 shares of Common Stock consisting of all of the Common Stock beneficially owned by the Reporting Persons on an aggregate basis.
Except as provided herein, to the best of the Reporting Persons’ knowledge as of the date hereof, none of Myriam J. Müller, Beat Haering and Emanuel Kunz beneficially own any shares of Common Stock of NuRx.
(c) Except for the transaction described in this Schedule 13D, none of the Reporting Persons has effected any transaction in shares of Common Stock of NuRx during the past 60 days. And, to the best of the Reporting Persons’ knowledge as of the date hereof, none of Myriam J. Müller, Beat Haering and Emanuel Kunz has effected any transaction in shares of Common Stock of NuRx during the past 60 days.
(d) Except with respect to the Shares that were pledged as security pursuant to a Pledge Agreement, dated March 30, 2009, made by Dyva in favor of Sparkasse KölnBonn , the Reporting Persons hold all rights associated with the Shares, including the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
The information set forth in Items 2 through 5 is incorporated by reference into this Item 6.
Except for the Pledge Agreement described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2, or between the persons set forth in Item 2 and any other person, with respect to any securities of NuRx.
Item 7. Material to be Filed as Exhibits
The following documents are filed as exhibits to this Schedule 13D:
1. English Summary of Loan Agreement between Sparkasse KölnBonn and Dyva, dated March 30, 2009
2. English Summary of Pledge Agreement between Sparkasse KölnBonn and Dyva, dated March 30, 2009
3. Joint Filing Agreement
4. Form of Power of Attorney granted by each of Reporting Persons

CUSIP No.	67059Q200
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2009 DYVA HOLDING LTD
By:	/s/ Andrew Kingston
	Name:	Andrew Kingston
	Title:	Attorney-in-Fact

SWISS CITRUS HOLDING LTD
By:	/s/ Andrew Kingston
	Name:	Andrew Kingston
	Title:	Attorney-in-Fact

IPG VERWALTUNG UND BETEILIGUNG EINS GMBH
By:	/s/ Andrew Kingston
	Name:	Andrew Kingston
	Title:	Attorney-in-Fact

JÖRG RICHARD LEMBERG, an individual
By:	/s/ Andrew Kingston
	Name:	Andrew Kingston
	Title:	Attorney-in-Fact

RENÉ MÜLLER, an individual
By:	/s/ Andrew Kingston
	Name:	Andrew Kingston
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit
No.	Description

1.	English Summary of Loan Agreement between Sparkasse KölnBonn and Dyva, dated March 30, 2009

2.	English Summary of Pledge Agreement between Sparkasse KölnBonn and Dyva, dated March 30, 2009

3.	Joint Filing Agreement

4.	Form of Power of Attorney granted by each of Reporting Persons